
June 17, 2011

<u>Via Facsimile & U.S. Mail</u>
Mr. Jeffrey H. Noblin
President, Chief Executive Officer and Chairman
CNB Bancorp, Inc.
11407 Windsor Blvd.
Windsor, VA 23487

      Re: CNB Bancorp Inc.
              Amendment No. 1 to Schedule 13E-3
              Filed June 10, 2011
              File No. 5-86218
              Amendment No. 1 to Preliminary Proxy on Schedule 14A
              Filed June 10, 2011
              File No. 0-50729

Dear Mr. Noblin:

     We have reviewed your amended filings and have the following comments.

<u>General</u>

1.   We note your response to prior comment 11. Please supplement your disclosure to briefly clarify the "qualitative advantages and disadvantages of the terms of the Bank Stock [that] are balanced as compared to the rights related to the CNB common stock..."

2.   We refer to your response to prior comment 13 and revised disclosure on page 13 in which the Board expresses its belief that shareholders should be in "substantially the same position" after the Rule 13e-3 transaction as before, except for the additional benefits attributed to cost savings. Please balance your disclosure further to remind shareholders that the Board's belief as to the equivalency of the Bank stock offered in exchange for CNB stock is based solely on qualitative assessments and that shareholders should consider the possibility that the Bank stock may be worth less in value than the CNB stock being given up in the merger.

*   *   *   *   *

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

·   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: 404.365.9532
       James Wheeler, Esq.
       Morris, Manning & Martin, LLP